UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers

333-157418-02 (Issuing Entity)

333-157418 (Depositor)

CNH EQUIPMENT TRUST 2009-C

(Issuing Entity)

CNH CAPITAL RECEIVABLES LLC

(Depositor of Issuing Entity)

(Exact name of registrant as specified in its charter)

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

(630) 887-5451

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CNH Equipment Trust 2009-C

Asset-Backed Notes, Classes A-1, A-2, A-3, A-4, and B

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  74

Pursuant to the requirements of the Securities Exchange Act of 1934, each of CNH Capital Receivables LLC and CNH Equipment Trust 2009-C has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

January 20, 2010	CNH CAPITAL RECEIVABLES LLC, as Depositor

	By:	/s/ Thomas N. Beckmann
	Name:	Thomas N. Beckmann
	Title:	Assistant Treasurer

CNH EQUIPMENT TRUST 2009-C
	By:	New Holland Credit Company, LLC, as Administrator and Servicer

	By:	/s/ Thomas N. Beckmann
	Name:	Thomas N. Beckmann
	Title:	Assistant Treasurer